May 2017

Pricing Sheet dated May 31, 2017 relating to

Preliminary Terms No. 1,503 dated April 28, 2017

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. and International Equities

Market-Linked Notes due December 5, 2023

Fully and Unconditionally Guaranteed by Morgan Stanley

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the Russell 2000® Index

PRICING TERMS – MAY 31, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$2,799,930
Pricing date:	May 31, 2017
Original issue date:	June 5, 2017 (3 business days after the pricing date)
Maturity date:	December 5, 2023
Interest:	None
Basket:	Basket component*	Ticker symbol*	Basket component weighting	Initial index value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	33.3333%	2,411.80	0.013820922
	EURO STOXX 50® Index (the “SX5E Index”)	SX5E	33.3333%	3,554.59	0.009377537
	Russell 2000® Index (the “RTY Index”)	RTY	33.3333%	1,370.208	0.024327182
	* Ticker symbols are being provided for reference purposes only. We refer to the SPX Index, the SX5E Index and the RTY Index, collectively, as the underlying indices.
Payment at maturity:

The payment due at maturity per $10 stated principal amount will equal:

$10 + supplemental redemption amount, if any.

In no event will the payment at maturity be less than the stated principal amount, regardless of the performance of the underlying indices, or greater than the maximum payment at maturity.

Supplemental redemption amount:	(i) $10 times (ii) the basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 or greater than $7.00 per note.
Participation rate:	100%
Maximum payment at maturity:	$17.00 per note (170% of the stated principal amount)
Basket percent change:	(final basket closing value – initial basket value) / initial basket value
Listing:	The notes will not be listed on any securities exchange.
Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.51 per note. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per note	$10	$0.30(1)
	$0.05(2)		$9.65
Total	$2,799,930	$97,997.55	$2,701,932.45

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each note they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each note.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

“EURO STOXX®” and “STOXX®” are registered trademarks of STOXX Limited. The notes are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the notes.

Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC. The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, and S&P Dow Jones Indices LLC makes no representation regarding the advisability of investing in the notes.

The “Russell 2000® Index” is a trademark of FTSE Russell. The notes are not sponsored, endorsed, sold or promoted by FTSE Russell, and FTSE Russell makes no representation regarding the advisability of investing in the notes.

Preliminary Terms No. 1,503 dated April 28, 2017

Product Supplement for Equity-Linked Notes dated February 29, 2016

Index Supplement dated January 30, 2017       Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Morgan Stanley Finance LLC

Market-Linked Notes due December 5, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the Russell 2000® Index

Terms continued from previous page:
Initial basket value:	The initial basket value is 100, which is equal to the sum of the products of (i) the initial index value of each basket component, as set forth under “Basket—Initial index value” above, and (ii) the multiplier for such basket component, as set forth under “Basket—Multiplier” above.
Final basket closing value:	The basket closing value on the determination date
Basket closing value:	On any date, the sum of the products of (i) the closing value of each basket component on such date, and (ii) the multiplier for such basket component.
Multiplier:	The multiplier for each basket component was set on the pricing date so that each basket component represents its applicable basket component weighting in the predetermined initial basket value of 100. Each multiplier will remain constant for the term of the notes.
Determination date:	November 30, 2023, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61766W352
ISIN:	US61766W3521

May 2017	Page 2